United States securities and exchange commission logo





                           September 8, 2022

       Mark D. Roberson
       Chief Executive Officer
       Strong Global Entertainment, Inc.
       5960 Fairview Road, Suite 275
       Charlotte, NC 28210

                                                        Re: Strong Global
Entertainment, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed August 29,
2022
                                                            File No. 333-264165

       Dear Mr. Roberson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 15, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-1, filed August 29, 2022

       General, page F-30

   1. Please provide a note to the Combined Financial Statements identifying and quantifying the contents of the
line item "Other current assets."
       Notes to the Combined Financial Statements
       2. Summary of Significant Accounting Policies, page F-31

   2. Please revise your footnotes to disclose a significant accounting policy for your accounting for film and
television rights, including initial accounting and subsequent measurement as
described in ASC 926. Consider whether such policy should be covered in your Critical
Accounting Policies section of your MD&A.
 Mark D. Roberson
FirstName LastNameMark   D. Inc.
                             Roberson
Strong Global Entertainment,
Comapany 8,
September NameStrong
             2022      Global Entertainment, Inc.
September
Page 2    8, 2022 Page 2
FirstName LastName
6. Film and Television Programming Rights, Net, page F-36

3. With regard to the asset acquisition of the rights to original feature films and television series from Landmark Studios LLC, please revise your disclosures accordingly for the following:
             Identify and quantify the assets included under the line item "Film and television programming rights, net".
             Provide a roll forward of the line item that starts with the gross cost, reconciling from the acquisition cost of $1.7 million, and ending with the $1,380,000 shown on the
              Combined Balance Sheet. Further, since your line item title indicates it is presented on a net basis, clearly identify the nature and amounts of which the line item is "net".
             Provide a list of the original feature films and television series rights acquired along with their respective fair values consistent with ASC 805-50-30.
             Explain why you believe the historical cost incurred by Landmark constitutes the approximate fair value of the rights acquired, why this valuation method is appropriate, and what consideration you gave to other valuation methods to determine the fair value of the rights. Specify when they were acquired by Landmark as part of your explanation.
             Provide a roll forward of the related liability line item, identifying each of the components such that it ties out to your footnote description as well as the balance sheet. Considering the $1.7 million acquisition cost minus the $300,000 paid by the
              Company at the closing of the transaction, explain why the remaining liability to be paid in four installments, as recorded in accrued expenses and long-term liabilities (disclosed at page F-37) does not equal the remaining $1.4 million balance on your balance sheet.
             We note disclosures that "The Company will recognize the remaining payment obligations due to Landmark when the contingencies are resolved and the amounts become payable." Please disclose the contingencies being referred to here.
              Additionally, disclose what transaction the liabilities shown in accrued expenses of
              $689,000 and in long-term liabilities of $1,020,000 are related
to.
             Provide the authoritative accounting literature used to guide your accounting of the entire transaction or the various parts of the transaction when responding to each bullet.
4. You disclose on page F-36 that "[f]inally, the Company also determined the fair value of the Landmark Warrant and allocated an additional $0.4 million to the various projects under development." However, your disclosure on the same page states that the
         Landmark Warrants will be issued no later than 10 days after the completion of the IPO, which appears to constitute a contingency that is outside of the Company's control. Please explain how you have accounted for the warrants, citing the accounting literature you relied upon. Additionally, explain how you determined the fair value of the warrants.
5. Your disclosures state that $1 million in programming rights from the Landmark asset acquisition were allocated to the Safehaven project, and as a result were reclassified to
 Mark D. Roberson
Strong Global Entertainment, Inc.
September 8, 2022
Page 3
         "Other current assets" after the transfer of the global distribution rights "since the
         Company expects Safehaven 2022 to reimburse the acquisition cost allocated to the project." You also state that the global distribution rights for Safehaven were sold to
         Screen Media Ventures, Inc. (SMV) for $6.5 million upon delivery. Please revise to address the following:
             Clearly explain the terms of the expected reimbursement.
             Confirm that the contingency for the Company to receive the $6.5 million sales price for the Safehaven global distribution rights is delivering completed content to SMV, which is estimated to occur by the end of 2022.
             Clearly disclose how you and Safehaven 2022, Inc., respectively, will account for the
             $6.5 million at the time of recognition.          Clearly identify
whether $6.5 million is
             your proportionate share of the proceeds to be received based on your percentage ownership in Safehaven 2022, Inc.
             You disclose on page 4 that you have agreed to sell the distribution rights in two scripted television series to Screen Media Ventures LLC for a total of $9.0 million and will participate in the profits of each series. Revise your footnotes to reflect the sale of the Flagrant series and reconcile to the $9.0 million disclosed on page 4.
             Your disclosure states that "[t]his distribution agreement, along
with the project   s
             intellectual property, was assigned to Safehaven 2022 and serves as collateral for the production financing at Safehaven 2022." This disclosure implies that there is a liability for the Safehaven production cost. Revise to clearly identify the assets and liabilities you contributed to Safehaven 2022. Clearly identify the parties to the commitment for production financing and the extent to which it is on balance sheet versus off balance sheet financing. Provide a roll forward if necessary that starts with the $1 million investment and reconciles with the Company's equity investment at
             June 30, 2022.
             Explain why the Company's investment in Safehaven 2022, Inc. is not stated on a separate line on the Combined Balance Sheet consistent with ASC 323 or if the
             Company's interest in Safehaven 2022, Inc. meets a scope exception under the same literature.
             Further explain how you determined the asset should be reported as a current asset on your balance sheet given the long term nature of the project. Provide the summarized financial information for Safehaven 2022,
Inc. including
             assets, liabilities and results of operations for the periods presented since inception.
             Refer to ASC 323-10-50.
             Consider revising your MD&A to address your transactions with Landmark, the creation of Safehaven 2022, Inc., and distribution contracts.
6. With regards to the establishment of Safehaven 2022, Inc., please disclose what Unbound
FirstName LastNameMark D. Roberson
       Service, LLC (Unbound) provided as compensation for its 51% ownership interest in the
Comapany
       new NameStrong    Global
           entity. Disclose  howEntertainment,
                                  the Company Inc.
                                               accounted for any interest or
       compensation
September            received
           8, 2022 Page  3     from Unbound.
FirstName LastName
 Mark D. Roberson
FirstName LastNameMark   D. Inc.
                             Roberson
Strong Global Entertainment,
Comapany 8,
September NameStrong
             2022      Global Entertainment, Inc.
September
Page 4    8, 2022 Page 4
FirstName LastName
       You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Janeane R. Ferrari, Esq.